

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

<u>Mail Stop 4561</u>

January 12, 2009

Philip J. Myers
President
American Church Mortgage Company
10237 Yellow Circle Drive
Minnetonka, Minnesota 55343

> **Re:** **American Church Mortgage Company**
> **Registration Statement on Form S-11**
> **Filed October 29, 2008**
> **and Documents Incorporated by Reference**
> **File No. 333-154831**

Dear Mr. Myers:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. Please monitor the updating requirements of Rule 8-08 of Regulation S-X. In this regard, please also ensure the schedules and other tabular presentations presented throughout your registration statement are updated as appropriate.

Philip J. Myers
American Church Mortgage Company
January 12, 2009
Page 2

Outside Front Cover Page of Prospectus, page 2

2. Please disclose the nature of the underwriting arrangement in this section. Please refer to Item 501(b)(8) of Regulation S-K for guidance.

Prospectus Summary, page 4

3. Please update the information in this section.

4. Please include the disclosure regarding the ratio of earnings to fixed charges as required by Item 503(d) of Regulation S-K.

Outstanding Indebtedness, page 6

5. Please include the amount of debt securities/certificates outstanding from previous offerings.

Risk Factors, page 10

6. Please highlight the risk factor subheadings through numbering, bold type, underlining or in another clear manner.

7. Please revise several of your risk factors to discuss specific circumstances or market conditions. Please discuss how these specific circumstances or conditions have affected or could affect the company. For example we note the following risk factors on page 14:

- We Are Subject to the Risks Associated with Fluctuations in National and Local Economic Conditions;

- Our Business May Be Adversely Affected if Our Borrowers Become Insolvent or Bankrupt;

- We Have Fluctuating Earnings;

- Churches Rely on Member Contributions to Repay Our Loans; and

- Expenses of Foreclosure May prevent Us from Recovering the Full Value of a Loan.

Risks Related to the Certificates, page 11

8. If applicable, please include a risk factor in regard to rights of certificate holders in this offering being subordinate to other security holders or lenders. Please provide more detailed disclosure later in the prospectus.

We May Incur More Indebtedness, page 11

9. Please revise this risk factor to discuss the company's current indebtedness.

Risks Related to Management, page 12

10. We note the recent amendments to your Forms 10-K and 10-Q to disclose management's ineffective internal controls over financial reporting as well as your previous disclosure about your ineffective disclosure controls and procedures. Please include a risk factor, which discusses the risks presented by ineffective internal controls over financial reporting and disclosure controls.

 "We Are Dependent upon Our Advisor," page 12

11. This risk factor seems to contain multiple risks. For example, while the risk factor subheading and first paragraph focus on the risk presented by your dependence on your advisor, the second and third paragraphs discuss that the certificate holders will have no right to participate in your management and that your directors may not be held personally liable for certain actions, respectively. Each risk factor should only contain one discreet risk. Please revise accordingly.

 Risks Related to Mortgage Lending, page 13

"We Are Subject to the Risks Generally Associated with Mortgage Lending," page 13

12. We note that you have included a bulleted list of "common risks" associated with mortgage lending. To the extent that any one of these bulleted factors present a material risk to your operations, financial condition or business, please present such risk factor under a separate subheading and describe its specific, potential effect to you.

<u>"The Mortgage Banking Industry Is Highly Competitive," page 13</u>

13. In this risk factor, you describe certain factors that help you to compete in the mortgage banking industry, such as creating a "niche" business, "offering loans with competitive and flexible terms" and "emphasizing [y]our expertise." This is mitigating language. Generally, you should limit your Risk Factors section to an identification and brief description of each material risk. You may elaborate on the factors employed to minimize identified material risks in other places in the prospectus. Please revise.

<u>Use of Proceeds, page 17</u>

14. Please describe in greater detail the use of proceeds. Please provide separate line items in the use of proceeds table for the matters described in footnote (5) to the table. Also revise the table to reflect the order of priority of such purposes and discuss the registrant's plan if substantially less than the maximum proceeds are obtained. See Instruction 1 to Item 504 of Regulation S-K.

15. We note the disclosure that part of the proceeds may be used to pay down your line of credit and repay certificates. Please discuss the interest rates and maturities of such indebtedness. Please describe the use of proceeds of prior indebtedness as applicable. See Instruction 4 to Item 504 of Regulation S-K.

<u>Advisory Compensation, page18</u>

16. As applicable, please revise the amounts payable to include the estimated amounts based on your maximum leverage policy.

<u>Conflicts of Interest, page 20</u>

17. Please discuss here or in another appropriate section, the principal provisions of any contracts or arrangements that limit the liability of affiliated persons. See Item 26 of Form S-11.

<u>"Our Affiliates May Compete with Us," page 20</u>

18. Please discuss in greater detail the specific business interests of affiliates that conflict with the company's interests.

19. We note your statement that you "focus on financings ranging from $100,000 to $1,000,000 in size." Elsewhere in the prospectus and documents incorporated by reference, you state that you make loans from $100,000 to $2,000,000. Please revise or advise.

Capitalization, page 23

20. Since this is a best efforts no minimum offering, please tell us how the adjustments to show the impact of selling the maximum number of certificates is factually supportable.

Property Portfolio of the Company, page 26

21. Please revise your disclosure and table to provide current information about the amount of first mortgage loans and bonds you have issued and purchased. Furthermore, please consider indicating the geographic locations of the borrowing churches.

Mortgage Loan Processing and Underwriting, page 33

22. We note your disclosure that although you often do not do so, you "may charge a loan commitment fee" to borrowers. Please indicate the amount that is charged or alternatively, how such fee is computed on a borrower-by-borrower basis.

Prohibited Investments and Activities, page 35

23. We note that one listed prohibited activity is "[i]ssuing debt securities unless the debt service coverage for the most recently completed fiscal year . . . is sufficient . . . ." Please advise us as to whether or not you met the stated condition.

Real Estate Held for Sale/Description of Property Acquired through Foreclosure, page 37

24. We note that as of June 30, 2008, you had five properties acquired through foreclosure. Please update the disclosure regarding properties acquired through foreclosure.

25. For each of the properties discussed, as applicable, please include the disclosure required by Item 14 of Form S-11. For example, please state the registrant's interest in the property and the nature and amount of all material mortgages or other encumbrances against such properties; also describe the general competitive conditions surrounding the potential sale of these properties.

26. Please describe the arrangements made with respect to the management and sale of the properties acquired through foreclosure. Please see Item 24 of Form S-11.

Certain Relationships and Related Transactions and Director Independence, page 39

27. Please describe any related party transaction, since the beginning of the registrant's last fiscal year, in which the registrant was a participant and the amount involved exceeds $120,000. See Item 404(a) of Regulation S-K. Please include any purchases or sales of mortgage bonds through an affiliated underwriter.

Description of the Certificates, page 44

28. For each series of debt securities offered or issued by the company, please disclose the total amount authorized and the total amount outstanding as of the most recent practicable date. See Item 202(b) of Regulation S-K. Also include the relevant disclosures in paragraphs (b)(1) through (10) of Item 202.

Incorporation of Certain Documents by Reference, page 55

29. Please specifically indicate that you are also incorporating all amendments to the documents that you are incorporating by reference.

Part II – Information Not Required In Prospectus, page II-1

Item 37. Undertakings, page II-2

30. Please provide the undertaking required by Item 512(h) of Regulation S-K.

Index to Exhibits, page II-6

Exhibit 4.1, page II-6

31. We note that you have filed the actual indenture. Therefore, please revise this exhibit's description to indicate that it is the actual indenture.

Legality Opinion

32. We note that counsel has opined on whether the certificates will constitute valid and binding obligations of the company. Please advise counsel that counsel must opine on the laws of the state governing the indenture. Please revise accordingly.

33. We note that throughout the opinion, counsel assumes that the indenture constitutes the valid, binding and enforceable obligation of the company. Please advise counsel that it is inappropriate for counsel to include assumptions that are too broad and that assume material facts underlying the opinion. Please revise the opinion to remove such assumptions or tell us why such revisions are not necessary.

34. Please advise counsel that it is inappropriate to assume that the company is duly organized, validly existing and in good standing under Minnesota law since this assumes material facts that are readily ascertainable. Please tell us why counsel is unable to verify whether the company is duly organized, validly existing and in good standing. Alternatively, please revise the opinion to remove the assumption.

Tax Opinion

35. Please advise counsel that the tax opinion should specify the taxable year and opine on whether the company has been organized in conformity with the requirements for qualification and taxation as a REIT. The opinion should also opine on whether the proposed method of operation as described in the prospectus will continue to enable the company to meet the requirements for qualification and taxation as a REIT under the Code. Please revise the tax opinion or the federal tax consequences section of the prospectus accordingly. If the company chooses to include the opinion in the prospectus, please revise the prospectus to state specifically that the discussion in the tax consequences section is counsel's opinion.

Form 10-KSB for Fiscal Year Ended December 31, 2007

Item 8A(T). Controls and Procedures., pages 21 – 22

36. Please tell us what consideration was given to disclosing, management's current plans, if any, for remediating the identified material weakness.

Financial Statements and Notes

Statements of Operations, page F-4

37. Based on disclosure elsewhere in your registration statement, we note that interest expense is generated from the secured investor certificates and line of credit, which is used to fund your mortgage loans and investment in church bonds. Please provide your basis for classifying interest expense outside of operating income since it appears to be directly related to your interest-earning assets.

Statements of Cash Flows, page F-6

38. Clarify your basis for classifying proceeds from sale of property as a financing activity under SFAS 95.

Note 1 – Summary Of Significant Accounting Policies

Allowance for Mortgage Loans Receivable, page F-9

39. You state interest income is not recognized on impaired loans that are in the foreclosure process. Advise us if there are loans that are ninety days or more in arrears but are not yet in foreclosure for which you have continued to recognize interest income.

Revenue Recognition, page F-10

40. We note the deferred income you have recorded as a liability on your balance sheet relates to loan origination fees. Tell us how you considered paragraph 21 of SFAS 91, which states that the unamortized balance of loan origination fees should be presented on the balance sheet as part of the loan balance to which it relates.

Note 2 – Mortgage Loans and Bond Portfolio, pages F-11 – F-12

41. Tell us how you have complied with the disclosure requirement outlined in paragraph 20A of SFAS 114.

Form 10-Q for the Fiscal Period Ended September 30, 2008

Financial Statements and Notes

Note 1 – Summary Of Significant Accounting Policies

Fair Value Measurement, pages 11 – 12

42. We note that you categorize your bond portfolio under Level 3 of the fair value hierarchy.   However, your valuation techniques utilize observable market-based inputs.   Please clarify the nature of these observable market-based inputs and how these inputs were considered in determining whether you should be categorizing your bond portfolio under Level 3 versus Level 2 of the fair value hierarchy.   In addition given the current market conditions, clarify if the changes in the adequacy of underlying collateral impact your determination of fair value.

Philip J. Myers
American Church Mortgage Company
January 12, 2009
Page 9

43. Please tell us and consider expanding your disclosures to clarify how the reconciling items such as the gains and callability provision are recorded in your statement of income. In addition, please explain the nature of the callability provision and how it complies with GAAP.

Note 3 – Mortgage Loans and Bond Portfolio, page 13

44. Based on your disclosure, we note that in 2008 the bankruptcy proceeding for the St. Agnes Missionary Baptist Church was dismissed and the church was subsequently foreclosed upon. Please advise how you determined the reserve of $300,000 on your total bonds receivable of $2,035,000 is adequate. Tell us the nature and value of the underlying collateral of those bonds and how the other bondholders who also have a superior lien are considered in determining your remaining exposure to this impaired asset.

Certification

45. We note that your certifications were not filed in the exact form as outlined in Item 601(B)(31) of Regulation S-B. Some of the discrepancies include replacing the word "small business issuer" with "the Company" and omitting the language "(the small business issuer's fourth fiscal quarter in the case of an annual report)" from paragraph 4(d). Please be aware that future periodic filings should be in compliance with Regulation S-K. However, any amendments to the most recent annual report should be in compliance with Regulation S-B. Please confirm that in future periodic filings, you will file certifications in the exact form outlined in Item 601(B)(31)(i) of Regulation S-K.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Wilson Lee at 202-551-3468 or Cicely Lamothe at 202-551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin at 202-551-3391 or me at 202-551-3233 with any other questions.

Sincerely,

Tom Kluck
Branch Chief

Cc: Philip T. Colton, Esq. (*via facsimile*)
    Karen Bertulli, Esq. (*via facsimile*)